BOYD GAMING REPORTS FIRST QUARTER RESULTS

- Company Meets Analyst Consensus Estimates -
- Board Declares Quarterly Dividend -

LAS VEGAS, NV – APRIL 29, 2008 – Boyd Gaming Corporation **(NYSE: BYD)** today reported financial results for the first quarter ended March 31, 2008.

Recent Highlights

- First quarter 2008 net revenues for the Las Vegas Locals region decline 5.6% and Adjusted EBITDA[1] decreases 10.6% compared to the first quarter 2007, as an increasingly difficult economic climate impacts consumer spending.

- Midwest and South records 13.1% decline in net revenues and 20.4% decline in Adjusted EBITDA for the first quarter 2008, chiefly due to Blue Chip, which continues to be materially impacted by an increased competitive environment and significant construction disruption.

- Downtown Las Vegas net revenues decline 4.6% and Adjusted EBITDA declines 26.7%, due to sharply higher fuel costs, as well as a reduction in consumer spending due to tougher economic conditions.

- Borgata's first quarter 2008 net revenues were essentially flat with prior year results and Adjusted EBITDA declined 8.4% primarily due to lower gaming revenues, partially offset by lower promotional expenses, and slightly higher operating expenses.

- Initial launch of nationwide players club program leads to 21% increase in new Las Vegas Local member sign-ups for the first quarter 2008 versus the same period last year; the Midwest and South phase begins with successful players club launch at Blue Chip in April, with the remaining properties to follow over the course of the next two months.

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

First Quarter Results

We reported a first quarter 2008 loss from continuing operations of $32.6 million, or $0.37 per share, compared to income from continuing operations of $35.1 million, or $0.40 per share, in the same period 2007. The loss from continuing operations for the 2008 period included an $84.0 million pre-tax impairment charge, principally related to the write-off of the entire Dania Jai-Alai intangible license right.

During the first quarter 2008, we completed our valuation of the acquisition of Dania Jai-Alai, which was purchased in March 2007 for approximately $80 million, plus an additional amount of contingent consideration. As a result, we assigned a fair value to the total assets acquired of approximately $130 million, the majority of which was assigned to the value of our intangible license right to operate slot machines at the property. However, following our recent decision to indefinitely postpone redevelopment plans for Dania Jai-Alai, we recorded an $84.0 million pre-tax impairment charge for the first quarter 2008. Our decision to postpone the development is based on numerous factors, including the introduction of expanded gaming at a nearby Native American casino, the potential for additional casino gaming venues in Florida, and the existing Broward County pari-mutuel casinos performing below our expectations for the market.

Including discontinued operations, we reported net income for the first quarter 2007 of $218 million, or $2.46 per share. The first quarter 2007 results include a $285 million pre-tax gain, classified as part of discontinued operations, recorded upon the disposition of Barbary Coast. There were no such discontinued operations reported in the first quarter 2008. Per share earnings discussed throughout this release are reported on a diluted basis.

Adjusted Earnings[1] from continuing operations for the first quarter 2008 were $29.6 million, or $0.34 per share, compared to $44.0 million, or $0.50 per share, for the same period in 2007. During the first quarter 2008, certain pre-tax adjustments that reduced income from continuing operations by $95.0 million ($62.2 million, net of tax, or $0.71 per share), were as follows:

- $90.3 million for write-downs and other charges, primarily consisting of an $84.0 million non-cash impairment charge related to Dania Jai-Alai; and
- $4.7 million for other items, primarily consisting of preopening expenses associated with our Echelon development.

By comparison, the first quarter 2007 included certain pre-tax adjustments that reduced income from continuing operations by $14.0 million ($8.9 million, net of tax, or $0.10 per share) due to:

- $9.0 million for write-downs and other charges, mainly consisting of closure costs at Stardust; and

- $5.0 million for other items, primarily consisting of preopening expenses associated with our Echelon development.

Net revenues were $471.1 million for the first quarter 2008, compared to $517.0 million for the same quarter in 2007, a decrease of 8.9%. Total Adjusted EBITDA was $127.7 million in the first quarter 2008, compared to $155.4 million for the same period 2007. These declines were chiefly due to an increasingly difficult economic climate impacting consumer spending, as well as the addition of a new competitor near our Blue Chip operation.

Keith Smith, President and Chief Executive Officer of Boyd Gaming, commented, "During the quarter, consumers across the country faced an increasing number of hardships, including higher food prices, higher mortgage payments, unprecedented gas prices and the prospects of higher unemployment. As a result, like virtually every other consumer-oriented company, we experienced a challenging quarter, as consumers pulled back on discretionary spending. And, our management team responded aggressively to a difficult consumer climate by realigning expense levels to the changing business volumes. We remain confident in our ability to weather these current conditions, and to emerge in excellent position to capitalize on long-term growth opportunities across the country."

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Key Operations Review

In our Las Vegas Locals segment, first quarter 2008 net revenues were $206.5 million versus $218.7 million for the first quarter 2007. First quarter 2008 Adjusted EBITDA was $66.7 million, a 10.6% decrease from the $74.6 million in the same quarter 2007.

Our Downtown Las Vegas properties generated net revenues of $60.9 million and Adjusted EBITDA of $10.2 million for the first quarter 2008, versus $63.8 million and $13.9 million, respectively, for the first quarter 2007.

In our Midwest and South region, we recorded $203.7 million in net revenues for the first quarter 2008, compared to $234.5 million for the same period in 2007. Adjusted EBITDA for the current period was $45.6 million, versus $57.3 million in the first quarter 2007; the decline in net revenues and Adjusted EBITDA were principally due to Blue Chip.

In Atlantic City, Borgata's operating income for the first quarter 2008 was $37.1 million, versus $42.9 million for the first quarter 2007. Net income for Borgata was $27.8 million for the first quarter 2008, compared to $35.3 million in the same period last year, and Adjusted EBITDA was $55.5 million, compared to $60.6 million for the first quarter 2007. Net revenue for Borgata was $202.0 million for the first quarter 2008, essentially flat compared to the $203.7 million recorded in the same quarter in 2007.

Development Update

Development continues to progress on our key growth initiatives:

- In Atlantic City, The Water Club is in the final stages of construction and recently began taking reservations. Readying for a June 2008 opening, The Water Club is an 800-room boutique hotel directly connected to Borgata and will be the first of its kind in Atlantic City. The $400 million expansion will include five swimming pools, a spa in the sky, additional meeting and retail space and a separate porte cochere and front desk.

- Our $130 million expansion of Blue Chip in Michigan City, Indiana remains on schedule for a December 2008 opening. This development project will add a dramatic 22-story hotel tower, which we topped-off earlier this month. The hotel will include 300 new upscale guest rooms, a spa and fitness center, additional meeting and event space, new dining and nightlife experiences, and a new porte cochere.

- Construction on our Echelon development continues to advance as foundation work is complete for our wholly-owned hotels, which include Hotel Echelon, The Enclave, and Shangri-La Las Vegas; we began erecting steel for the lowrise this week, which encompasses much of the common area for three of the five hotels. Excavation for High Street (retail promenade) and The Meeting Center is complete and foundation work is well underway. Echelon remains on-schedule and on-budget.

Keith Smith added, "Despite near-term consumer challenges in all businesses, we believe our long-term prospects remain as bright as ever. As our growth pipeline begins to come on line with the opening of The Water Club in June and Blue Chip's new hotel in December, we will be able to offer more upscale and encompassing entertainment experiences than ever before, boosting our competitive position in crucial markets. As the economy recovers, we will be well-positioned to capitalize on growth opportunities."

Boyd Gaming Branding Initiative

The second phase of our branding initiative is underway, as Blue Chip recently introduced its new players club program to widespread customer acceptance. We successfully launched the first phase of our nationwide, consolidated players club program last quarter, when our Las Vegas Locals properties were united under a new Club Coast card. The current phase involves the rollout of the program across the Midwest and South Region under the "B Connected" brand. When the program launch is completed later this quarter, players will be able to use their cards at Boyd Gaming properties in Nevada, Illinois, Indiana, Louisiana and Mississippi.

Commenting on the launch, Paul Chakmak, Executive Vice President and Chief Operating Officer, said, "The creation of a nationwide, multi-property players card will allow us to better leverage our national portfolio, driving cross-property and cross-market visitation within and between the Midwest and South Region and our Las Vegas properties. We believe the 21% increase in new player sign-ups for our Club Coast program bodes well for customer acceptance, and we're confident that the defining aspects of our One Card program will provide us a key competitive advantage in the coming months and years."

Dividend

Our Board of Directors declared a quarterly dividend of $0.15 per share, payable June 2, 2008 to shareholders of record as of the close of business on May 14, 2008.

Key Financial Statistics

The following is additional information as of and for the three months ended March 31, 2008:

- March 31 debt balance: $2.4 billion
- March 31 cash: $152.5 million
- Dividends paid in the quarter: $13.2 million
- Maintenance capital expenditures during the quarter: $14.0 million
- Expansion capital expenditures during the quarter: $169.0 million
- Capitalized interest during the quarter: $6.7 million
- Cash distribution to the Company from Borgata in the quarter: $14.7 million
- March 31 debt balance at Borgata: $751.8 million

Conference Call Information

We will host our first quarter 2008 conference call today (Tuesday, April 29) at 12:00 p.m. Eastern. The conference call number is **888.680.0869** and the passcode is **31668133**. Please call up to 15 minutes in advance to ensure you are connected prior to the start of the call.

The conference call will also be available live on the Internet at www.boydgaming.com or http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=95703&eventID=1816614

Following the call's completion, a replay will be available by dialing 888.286.8010 beginning two hours after the completion of the call and continuing through Tuesday, May 6. The passcode for the replay will be **33374119**. The replay will also be available on the Internet at www.boydgaming.com.

The following table presents Net Revenues and Adjusted EBITDA by operating segment and reconciles Adjusted EBITDA to income (loss) from continuing operations for the three months ended March 31, 2008 and 2007:

	Three Months Ended March 31,	
	2008	2007
Net Revenues	(In thousands)	
Las Vegas Locals	$ 206,494	$ 218,688
Downtown Las Vegas (a)	60,929	63,833
Midwest and South	203,695	234,509
Net revenues	$ 471,118	$ 517,030
Adjusted EBITDA		
Las Vegas Locals	$ 66,655	$ 74,579
Downtown Las Vegas	10,169	13,881
Midwest and South	45,599	57,281
Wholly-owned property Adjusted EBITDA	122,423	145,741
Corporate expense (c)	(13,746)	(12,193)
Wholly-owned Adjusted EBITDA	108,677	133,548
Our share of Borgata's operating income before net amortization, preopening and other items (d)	19,005	21,872
Adjusted EBITDA (e)	127,682	155,420
Other operating costs and expenses		
Deferred rent	1,134	1,130
Depreciation and amortization (f)	43,494	40,936
Preopening expenses	5,579	4,450
Our share of Borgata's preopening expenses	408	470
Our share of Borgata's write-downs and other charges, net	70	(34)
Share-based compensation expense	2,969	4,184
Write-downs and other charges	90,313	9,008
Total other operating costs and expenses	143,967	60,144
Operating income (loss)	(16,285)	95,276
Other non-operating items		
Interest expense, net (b)	30,253	36,548
(Increase) decrease in value of derivative instruments	(442)	76
Gain on early retirement of debt	(950)	-
Our share of Borgata's non-operating expenses, net	4,605	3,801
Total other non-operating costs and expenses, net	33,466	40,425
Income (loss) from continuing operations before income taxes	(49,751)	54,851
Benefit from (provision for) income taxes	17,164	(19,746)
Income (loss) from continuing operations	$ (32,587)	$ 35,105

(a) Includes revenues related to Vacations Hawaii and other travel agency related entities of $10.0 million and $10.7 million for the three months ended March 31, 2008 and 2007, respectively.

(b) Net of interest income and amounts capitalized.

(c) The following table reconciles the presentation of corporate expense on our condensed consolidated statements of operations to the presentation on the accompanying table:

	Three Months Ended March 31,			
	2008		2007	
	(In thousands)			
Corporate expense as reported on our condensed consolidated statements of operations	$	15,773	$	15,271
Corporate share-based compensation expense		(2,027)		(3,078)
Corporate expense as reported on the accompanying table	$	13,746	$	12,193

(d) The following table reconciles the presentation of our share of Borgata's operating income on our condensed consolidated statements of operations to the presentation of our share of Borgata's results on the accompanying table:

	Three Months Ended March 31,			
	2008		2007	
	(In thousands)			
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$	18,203	$	21,112
Add back:				
Net amortization expense related to our investment in Borgata		324		324
Our share of preopening expenses		408		470
Our share of write-downs and other charges, net		70		(34)
Our share of Borgata's operating income before net amortization, preopening and other items	$	19,005	$	21,872

(e) The following table reconciles Adjusted EBITDA to EBITDA and income (loss) from continuing operations:

	Three Months Ended March 31,	
	2008	2007
	(In thousands)	
Adjusted EBITDA	$ 127,682	$ 155,420
Deferred rent	1,134	1,130
Preopening expenses	5,579	4,450
Our share of Borgata's preopening expenses	408	470
Our share of Borgata's write-downs and other charges, net	70	(34)
Share-based compensation expense	2,969	4,184
Write-downs and other charges	90,313	9,008
(Increase) decrease in value of derivative instruments	(442)	76
Gain on early retirement of debt	(950)	-
Our share of Borgata's non-operating expenses, net	4,605	3,801
EBITDA	23,996	132,335
Depreciation and amortization	43,494	40,936
Interest expense, net	30,253	36,548
(Benefit from) provision for income taxes	(17,164)	19,746
Income (loss) from continuing operations	$ (32,587)	$ 35,105

(f) The following table reconciles the presentation of depreciation and amortization on our condensed consolidated statements of operations to the presentation on the accompanying table:

	Three Months Ended March 31,	
	2008	2007
	(In thousands)	
Depreciation and amortization as reported on our condensed consolidated statements of operations	$ 43,170	$ 40,612
Net amortization expense related to our investment in Borgata	324	324
Depreciation and amortization as reported on the accompanying table	$ 43,494	$ 40,936

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)	Three Months Ended March 31,	
	2008	2007
	(In thousands, except per share data)	
Revenues		
Gaming	$ 392,966	$ 431,931
Food and beverage	66,926	68,306
Room	38,355	39,972
Other	29,664	32,884
Gross revenues	527,911	573,093
Less promotional allowances	56,793	56,063
Net revenues	471,118	517,030
Costs and expenses		
Gaming	177,035	197,623
Food and beverage	39,278	41,237
Room	11,424	11,372
Other	22,090	23,369
Selling, general and administrative	77,907	77,246
Maintenance and utilities	23,037	22,678
Depreciation and amortization	43,170	40,612
Corporate expense	15,773	15,271
Preopening expenses	5,579	4,450
Write-downs and other charges	90,313	9,008
Total costs and expenses	505,606	442,866
Operating income from Borgata	18,203	21,112
Operating income (loss)	(16,285)	95,276
Other (income) expense		
Interest income	(8)	-
Interest expense, net of amounts capitalized	30,261	36,548
(Increase) decrease in value of derivative instruments	(442)	76
Gain on early retirement of debt	(950)	-
Other non-operating expenses from Borgata, net	4,605	3,801
Total	33,466	40,425
Income (loss) from continuing operations before income taxes	(49,751)	54,851
Benefit from (provision for) income taxes	17,164	(19,746)
Income (loss) from continuing operations	(32,587)	35,105
Discontinued operations:		
Income from discontinued operations (including a gain on disposition of $285,189 during 2007)	-	282,956
Provision for income taxes	-	(100,195)
Net income from discontinued operations	-	182,761
Net income (loss)	$ (32,587)	$ 217,866
Basic Net Income (Loss) Per Common Share		
Income (loss) from continuing operations	$ (0.37)	$ 0.40
Net income from discontinued operations	-	2.10
Net income (loss)	$ (0.37)	$ 2.50
Average Basic Shares Outstanding	87,809	87,240
Diluted Net Income (Loss) Per Common Share		
Income (loss) from continuing operations	$ (0.37)	$ 0.40
Net income from discontinued operations	-	2.06
Net income (loss)	$ (0.37)	$ 2.46
Average Diluted Shares Outstanding	87,809	88,460

The following table reconciles income (loss) from continuing operations based upon United States generally accepted accounting principles to adjusted earnings and adjusted earnings per share:

	Three Months Ended March 31,			
	2008		2007	
	(In thousands, except per share data)			
Income (loss) from continuing operations	$	(32,587)	$	35,105
Adjustments:				
Preopening expenses		5,579		4,450
Our share of Borgata's preopening expenses		408		470
Our share of Borgata's write-downs and other charges, net		70		(34)
(Increase) decrease in value of derivative instruments		(442)		76
Gain on early retirement of debt		(950)		-
Write-downs and other charges		90,313		9,008
Income tax effect for above adjustments		(32,767)		(5,029)
Adjusted earnings	$	29,624	$	44,046
Adjusted earnings per diluted share (Adjusted EPS)	$	0.34	$	0.50
Weighted average diluted shares outstanding		87,809		88,460

The following table reports Borgata's financial results:

	Three Months Ended March 31,			
	2008		2007	
	(In thousands)			
Gaming revenue	$	178,636	$	187,269
Non-gaming revenue		68,106		66,737
Gross revenues		246,742		254,006
Less promotional allowances		44,718		50,276
Net revenues		202,024		203,730
Expenses		146,558		143,161
Depreciation and amortization		17,455		16,826
Preopening expenses		816		941
Write-downs and other charges, net		140		(69)
Operating income		37,055		42,871
Interest expense, net		(6,457)		(7,693)
(Provision for) benefit from income taxes		(2,754)		90
Total non-operating expenses		(9,211)		(7,603)
Net income	$	27,844	$	35,268

The following table reconciles our share of Borgata's financial results to the amounts reported on our condensed consolidated statements of operations:

	Three Months Ended March 31,			
	2008		2007	
	(In thousands)			
Our share of Borgata's operating income	$	18,527	$	21,436
Net amortization expense related to our investment in Borgata		(324)		(324)
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$	18,203	$	21,112
Other non-operating net expenses from Borgata, as reported on our condensed consolidated statements of operations	$	4,605	$	3,801

The following table reconciles operating income to Adjusted EBITDA for Borgata:

	Three Months Ended March 31,			
	2008		2007	
	(In thousands)			
Operating income	$	37,055	$	42,871
Depreciation and amortization		17,455		16,826
Preopening expenses		816		941
Write-downs and other charges, net		140		(69)
Adjusted EBITDA	$	55,466	$	60,569

The following table reconciles Adjusted EBITDA to EBITDA and Net income for Borgata:

	Three Months Ended March 31,			
	2008		2007	
	(In thousands)			
Adjusted EBITDA	$	55,466	$	60,569
Preopening expenses		816		941
Write-downs and other charges, net		140		(69)
EBITDA		54,510		59,697
Depreciation and amortization		17,455		16,826
Interest expense, net		6,457		7,693
Provision for (benefit from) income taxes		2,754		(90)
Net income	$	27,844	$	35,268

Footnotes and Safe Harbor Statements

Non-GAAP Financial Measures
Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. We believe that our presentations of the following non-GAAP financial measures are important supplemental measures of operating performance to investors: earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings Per Share (Adjusted EPS). The following discussion defines these terms and why we believe they are useful measures of our performance.

EBITDA and Adjusted EBITDA
EBITDA is a commonly used measure of performance in our industry which we believe, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. Management has historically adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations. We do not reflect such items when calculating EBITDA; however, we adjust for these items and refer to this measure as Adjusted EBITDA. We have historically reported this measure to our investors and believe that the continued inclusion of Adjusted EBITDA provides consistency in our financial reporting. We use Adjusted EBITDA in this press release because we believe it is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA is among the more significant factors in management's internal evaluation of total company and individual property performance and in the evaluation of incentive compensation related to property management. Management also uses Adjusted EBITDA as a measure in determining the value of acquisitions and dispositions. Adjusted EBITDA is also widely used by management in the annual budget process. Externally, we believe these measures continue to be used by investors in their assessment of our operating performance and the valuation of our company. Adjusted EBITDA reflects EBITDA adjusted for deferred rent, preopening expenses, share-based compensation expense, write-downs and other charges, change in value of derivative instruments, gain/loss on early retirements of debt, and our share of Borgata's non-operating expenses, preopening expenses and write-downs and other charges, net. A reconciliation of Adjusted EBITDA to EBITDA and income (loss) from continuing operations, based upon GAAP, is included in the financial schedules accompanying this release.

Adjusted Earnings and Adjusted EPS
Adjusted Earnings is income (loss) from continuing operations before preopening expenses, change in value of derivative instruments, write-downs and other charges, gain/loss on early retirements of debt, and our share of Borgata's preopening expenses and write-downs and other charges, net. Adjusted Earnings and Adjusted EPS are presented solely as supplemental disclosures because management believes that they are widely used measures of performance in the gaming industry. A reconciliation of Adjusted EBITDA to EBITDA and income (loss) from continuing operations, based upon GAAP, and the presentation of Adjusted EPS are each included in the financial schedules accompanying this release.

Limitations on the Use of Non-GAAP Measures
The use of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS has certain limitations. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation and amortization expense, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest and income taxes, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS are used in addition to and in conjunction with results presented in accordance with GAAP. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS should not be considered as an alternative to net income, operating income, or any other operating performance measure prescribed by GAAP, nor should these measures be relied upon to the exclusion of GAAP financial measures. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Forward Looking Statements and Company Information

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative thereof or comparable terminology, and may include (without limitation) information regarding the Company's expectations, goals or intentions regarding the future, including, but not limited to, statements regarding the Company's strategy, expenses, revenue, earnings, cash flow, Adjusted EBITDA, Adjusted Earnings or Earnings Per Share. In addition, forward-looking statements include statements regarding the effects of competition and construction disruption on Blue Chip's operating results, the slowing economy and reduced consumer spending, the aggregate amount of construction hard costs covered by contracts on Echelon, the factors that led to the impairment charge at Dania and the actual amount of the charge, the reasons for the financial declines at Borgata, statements regarding Borgata, including that it continues to hold a top spot in the Atlantic City market, statements under the heading "Development Update" including statements regarding the timing and expected development of the Company's Echelon project, statements regarding the status and timing expectations of construction on Echelon's various components and that it remains on-schedule and on-budget, statements regarding The Water Club, including its anticipated amenities and anticipated cost, and that the project is readying for a June 2008 opening, statements regarding the proposed expansion project at Blue Chip, the anticipated cost, opening date, and the expected amenities of the new expansion project, statements regarding the Company's beliefs regarding its long-term prospects, and that its new developments will enable it to offer more luxurious and upscale entertainment experiences, the Company's belief that the Company will be in well-positioned to capitalize on growth opportunities, statements under the heading "Boyd Gaming Branding Initiative", including statements regarding the goals of the branding initiative, its anticipated effects on the Company's players clubs, the Company's belief that it will be better able to leverage its national portfolio, and that the One Card program will provide the Company with a key competitive advantage in the future, its presence in various markets and the anticipated timing of the branding initiative and its various phases and the number of new member sign-ups to the players club program. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. In particular, the Company can provide no assurances regarding the timing or effects of the Company's branding initiative, that Borgata's or Blue Chip's position, performance or demand will change, and the timing, cost, progress or anticipated amenities and features for each of the Company's development and expansion projects, including Blue Chip, Borgata and Echelon. Among the factors that could cause actual results to differ materially are the following: competition, litigation, financial community and rating agency perceptions of the Company, changes in laws and regulations, including increased taxes, the availability and price of energy, weather, regulation, economic, credit and capital market conditions and the effects of war, terrorist or similar activity. In addition, the Company's development and expansion projects are subject to the many risks inherent in the expansion or renovation of an existing enterprise or construction of a new enterprise, including poor performance or non-performance by any of the joint venture partners or other third parties on whom the Company is relying, unanticipated design, construction, regulatory, environmental and operating problems and lack of demand for the Company's projects, as well as unanticipated delays and cost increases, shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction scheduling, engineering, environmental, permitting, construction or geological problems, weather interference, floods, fires or other casualty losses. In addition, the Company's anticipated costs and construction periods for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by the Company in consultation with its architects and contractors. Many of these costs are estimated at inception of the project and can change over time as the project is built to completion. The cost of any project may vary significantly from initial budget expectations, and the Company may have a limited amount of capital resources to fund cost overruns. If the Company cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The Company cannot assure that any project will be completed, if at all, on time or within established budgets, or that any project will result in increased earnings to the Company. Significant delays, cost overruns, or failures of the Company's projects to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company's projects may not help it compete with new or increased competition in its markets. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Company's filings with the SEC, and in the Company's other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Boyd Gaming

Headquartered in Las Vegas, Boyd Gaming Corporation **(NYSE: BYD)** is a leading diversified owner and operator of 16 gaming entertainment properties located in Nevada, New Jersey, Mississippi, Illinois, Indiana, and Louisiana. The Company is also developing Echelon, a world-class destination resort on the Las Vegas Strip, expected to open in the third quarter 2010. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com.

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